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                  [Letterhead of Willkie Farr & Gallagher LLP]

May 5, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attention: Mr. Zafar Hasan

 RE:     ALLIED WORLD ASSURANCE HOLDINGS, LTD
         AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
         FILE NO. 333-132507

Dear Mr. Riedler:

On behalf of Allied World Assurance Holdings, Ltd (the "Company"), attached hereto for filing is Amendment No. 1 to the Company's Registration Statement on Form S-1 (the "Registration Statement"), which has been marked to show the changes made from the Registration Statement filed on March 17, 2006. Set forth below are the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated April 13, 2006, to Mr. Wesley Dupont, Esq. Page numbers referred to in our responses refer to page numbers in the Amendment No. 1 to the Registration Statement.

GENERAL

      1. COMMENT: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

            RESPONSE: The Company duly notes and acknowledges this comment.

      2. COMMENT: In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised

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            in response to a comment so that we can easily place your revised disclosure in its proper context.

            RESPONSE: The Company duly notes and acknowledges this comment. Where revisions to disclosure have been made, corresponding page numbers have been included.

      3. COMMENT: Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these materials once they are filed.

            RESPONSE: The Company has filed a number of additional exhibits to the Registration Statement as part of Amendment No. 1.

            We advise the Staff that the Company intends to file the required exhibits in a subsequent pre-effective amendment to the Registration Statement, and acknowledges that the Staff may have additional comments once it is provided with such exhibits.

      4. COMMENT: Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

            RESPONSE: We advise the Staff that the Company does not intend to file any graphic, visual or photographic material at this time. The Company will provide proofs of any such material to the Staff so that the Staff has sufficient time to review the materials prior to the circulation of a preliminary prospectus to prospective investors.

      5. COMMENT: Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

            RESPONSE: We advise the Staff that the Company will include the information regarding the public offering price, number of shares being offered and related information in a subsequent pre-effective amendment to the Registration Statement and that the timing of the filing of such amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

      6. COMMENT: Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

            RESPONSE: The Company duly notes and acknowledges this comment.

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      7.    COMMENT: We note that you have included a glossary of terms in the registration statement. While we will not object to the inclusion of a glossary, as noted in the comment below, industry terms should be explained briefly within the text so that investors can understand the disclosure without departing from the body of the prospectus.

            RESPONSE: In connection with this comment and the Staff's comment number 10 below, the disclosure has been revised to comply with the Staff's comments.

PROSPECTUS SUMMARY, p. 1

      8. COMMENT: We note that the Summary simply replicates the first several pages of the Business section. The instructions to paragraph 503(a) of Regulation S-K state that the summary "should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language." Please revise the summary accordingly. We expect substantial revisions to the summary and may have further comments on the revised disclosure.

            RESPONSE: The disclosure on pages 1-7 has been revised to comply with the Staff's comment.

      9. COMMENT: Please also revise your summary to provide a balanced presentation. For example:

            o Balance the disclosure of your gross premiums with disclosure of net income and net losses. It is not appropriate to present revenues without balancing the information with a discussion of net income or net loss.

            o Balance the statement that your total gross premiums have grown from $922 million for the year ended December 31, 2002 to $1,560 million for the year ended December 31, 2005 by presenting each year's increase separately and specifically stating that the gross premiums declined from 2004 to 2005. The decline in premiums should also be quantified. Similarly, revise this statement on page 77.

            o Balance the discussion of your strengths with an equally prominent discussion of your weaknesses. Similarly, balance the discussion of your strategy with an equally prominent discussion of the risks and obstacles you will encounter in implementing your strategy.

            RESPONSE: The disclosure on pages 1-7 has been revised to comply with the Staff's comment.

      10. COMMENT: We note that in the summary you rely upon industry jargon which may not be familiar to investors. For example, on pages 2-3 you refer to "net risk exposure," "loss ratios," "layers," "points," "direct insurance," "excess and

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            surplus lines segment," and "freedom of form." In each case when you rely upon such language, you should briefly explain what the terms mean so that investors can understand your disclosure in its proper context. Please revise the Summary and the registration statement accordingly.

            RESPONSE: The disclosure on pages 1-3 and 83-86 has been revised to include explanations for the terms identified in the Staff's comment and certain other terms.

      11. COMMENT: Please include a discussion of the recent downgrade in your AM Best rating.

            RESPONSE: The disclosure on pages 3 and 86 has been revised to comply with the Staff's comment.

      12. COMMENT: Please provide third party support or the basis for your belief for the following statements:

            o Total industry losses incurred from Hurricanes Rita and Wilma are estimated to be approximately $12 billion to $19 billion;

            o We believe that our operating platform is one of the most efficient among our competitors and our expense ratio is significantly lower than most of our peers;

            o We believe our catastrophe losses from the devastating hurricane season of 2005 were among the lowest as a percentage of June 30, 2005 book value among all major publicly traded insurance and reinsurance companies that commenced operation in Bermuda in 2001 or shortly thereafter. Additionally, explain the significance of limiting the comparison to insurance and reinsurance companies commencing operations in Bermuda in 2001. Why not discuss how you compared to all insurance and reinsurance companies?

            o We believe we have established a leading excess casualty business.

            RESPONSE: The Company is providing the Staff with a binder that contains copies of the documents the Company is relying on in support of these statements. The Company has marked these documents to show the location of the information supporting each claim in the prospectus. The Company was formed in November 2001 to respond to a global reduction in insurance industry capital and a disruption in available insurance and reinsurance coverage. The Company deems it appropriate to compare itself to other insurance and reinsurance companies formed in 2001 or shortly thereafter in response to similar market conditions. The Company has included documentation in the binder for the class of 2001 start-up companies. The disclosure on page 3 has been revised to include a description of such companies. In addition, disclosure in the Registration

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            Statement has been revised to clarify that the Company compares itself to other U.S. listed 2001 start-up companies.

RISK FACTORS, p. 11

GENERAL

      13. COMMENT: For each risk factor included in this section, you should disclose any and all facts that could increase the likelihood that the risk factor will materialize. For example, in "Any downward revision or revocation of our financial strength..." on page 11, you state the specific factors that could cause your financial rating to decline rather than referencing the possibility generically. Although you reference weather-related exposures, you do not explicitly state that losses from these exposures could cause a downgrade. If true, you should include such a statement and also describe any other facts and circumstances that could lead to a downgrade. Please review your risk factors to make sure that the disclosure is as fact-specific as possible.

            RESPONSE: The Company has revised the disclosure throughout the risk factors section in accordance with the Staff's comment.

OUR ULTIMATE LIABILITY FOR RECENT WEATHER-RELATED..., p. 11

      14. COMMENT: We note your disclosure relating to reinsurance and the fact that 45% of your general property policies have been ceded as well as 66% of your energy-related policies. If true, you should describe the percentage of additional such losses that you will be expected to pay as a result of limited reinsurance coverage (assuming your current estimates are correct) and, in addition, you should state that the liabilities may be greater if your estimates understate your exposure. Please expand this disclosure to describe the financial impact that these losses have had on the company and any potential further impacts they may pose.

            RESPONSE: The disclosure on page 11 has been revised to comply with the Staff's comment, including to clarify that the losses described are net of reinsurance coverage.

ANY DOWNWARD REVISION OR REVOCATION OF OUR FINANCIAL STRENGTH RATINGS..., p. 11

      15. COMMENT: Please revise your heading to disclose that you recently suffered a downgrade of your financial strength rating.

            RESPONSE: The Company has revised the heading to comply with the Staff's comment.

THE FAILURE OF ANY OF THE LOSS LIMITATION METHODS WE EMPLOY..., p. 13

      16. COMMENT: Please revise the risk factor to further explain how the loss limitations mentioned operate. For example, you should explain how choice of forum acts to

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            provide a loss limitation and how the unenforceability of such provisions could create the risks you describe.

            RESPONSE: The disclosure on page 13 has been revised to comply with the Staff's comment.

WE ARE DEPENDENT ON AFFILIATES OF ONE OF OUR PRINCIPAL SHAREHOLDERS..., p. 13

      17. COMMENT: You have not explained what risks are posed to potential investors from the possibilities described in the risk factor. Please revise the risk factor to explain the risks posed if you have to replace the AIG affiliate. Additionally, provide all the information about the agreement that is relevant to an assessment of the risk in this discussion as opposed to cross referencing to other parts of your document. For example, if the expiration or termination provisions are material to an assessment of the risk, disclose these terms here.

            RESPONSE: The disclosure on page 14 has been revised to comply with the Staff's comment.

FOR OUR REINSURANCE BUSINESS..., p. 13

      18.   COMMENT: Please explain what a ceding company is.

            RESPONSE: The disclosure on page 14 has been revised to comply with the Staff's comment.

      19. COMMENT: Please be more specific in explaining the risk to investors. You refer to inaccurately assessing risks you assume. If it is your intention to say that you could assume more risk than you assess when you reinsure and that your premiums/reserves may be insufficient to cover these risks, you should state this possibility explicitly rather than referring simply to misjudgments.

            RESPONSE: The disclosure on page 14 has been revised to comply with the Staff's comment.

THE AVAILABILITY AND COST OF SECURITY ARRANGEMENTS..., p. 14

      20. COMMENT: Please explain the type of restrictions that will be presented by the letter of credit facilities and from state of domicile of the ceding insurer.

            RESPONSE: The disclosure on pages 14-15 has been revised to comply with the Staff's comment.

WE DEPEND UPON A SMALL NUMBER OF BROKERS..., p. 14

      21. COMMENT: Please identify any broker responsible for 10% or more of your revenues if the loss of such relationship would have a material adverse effect on you.

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            RESPONSE: The disclosure on page 15 has been revised to comply with the Staff's comment.

      22. COMMENT: Do you have agreements with these brokers? If you do, please file them as exhibits and include a description of all material terms in the business section.

            RESPONSE: We advise the Staff that the Company does not have agreements with these brokers.

WE MAY BE ADVERSELY AFFECTED BY FLUCTUATIONS..., p. 16

      23. COMMENT: Please revise to more fully describe how fluctuations in currency exchange rates can pose risks to investors.

            RESPONSE: The disclosure on page 17 has been revised to comply with the Staff's comment.

CONTINUING AGREEMENTS AND BUSINESS RELATIONSHIPS..., p. 16

      24. COMMENT: Please describe the types of conflicts that may arise from the relationships described in this risk factor. If these conflicts are not distinct from those contained in the risk factor titled "Conflicts of interest may arise...," on page 16, then consider consolidating the two risk factors.

            RESPONSE: The disclosure on pages 17-18 has been revised to comply with the Staff's comment. Upon review of the two risk factors, the Company believes that the conflicts of interest described therein are sufficiently similar and accordingly has combined them into one risk factor.

OUR HOLDING COMPANY STRUCTURE..., p. 20

      25. COMMENT: Please disclose the risks associated with constraints on the ability to pay dividends.

            RESPONSE: The disclosure on pages 21-22 has been revised to include the risks relating to the Company's business and ability to make payments on its indebtedness and transfer capital between subsidiaries.

THERE HAS BEEN NO PUBLIC MARKET..., p. 21

      26. COMMENT: Please disclose the risks associated with a lack of a public market. If you are trying to describe the possibility that investors may not be able to sell their shares if a market does not develop, you should describe this risk explicitly.

            RESPONSE: The disclosure on page 22 has been revised to comply with the Staff's comment.

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OUR BYE-LAWS CONTAIN RESTRICTIONS ON OWNERSHIP, VOTING..., p. 21

      27. COMMENT: Please disclose whether the restrictions described in risk factor will apply to any current shareholders. We note for example, that although AIG and Chubb will be reducing their shares after the offering, they currently own greater than 9.9% of company stock and it is unclear whether they will hold greater than 9.9% of the outstanding shares after the offering.

            RESPONSE: The disclosure on pages 23-24 has been revised to comply with the Staff's comment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. PAGE 37

CRITICAL ACCOUNTING POLICIES, PAGE 38

RESERVE FOR LOSSES AND LOSS EXPENSES, PAGE 38

      28. COMMENT: We believe your disclosure in management's discussion and analysis regarding the reserve for loss and loss adjustment expenses should explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of management's discussion and analysis. Please expand your disclosure to include the following information for each of your lines of business:

            a. Provide the range of loss reserve estimates as determined by your actuaries. Include the key assumptions used to arrive at management's best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Provide quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

            RESPONSE: The disclosure on pages 43-46 has been revised to comply with the Staff's comment.

            b. If you do not calculate a range around your loss reserve, but instead use point estimates please provide the following information:

                  o The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

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                  o     How management determined the most appropriate point
                        estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

                  o Include quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

            RESPONSE: We advise the Staff that the Company calculates a range of loss and loss expense reserve estimates and therefore this portion
            (b) of the Staff's comment is not applicable.

PREMIUMS AND ACQUISITION COSTS, PAGE 39

      29. COMMENT: Please revise your discussion related to this estimate to include a discussion of how accurate this estimate has been in the past as well as the reasonably likely impact that changes in this estimate might have on your operations.

            RESPONSE: The disclosure on page 47 has been revised to comply with the Staff's comment.

      30. COMMENT: We note that you set YOUR claim reserves for assumed reinsurance operations based upon information received from the cedant. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Please revise your filing to include the following disclosure:

            a. Include in this disclosure the risks associated with making this estimate and the effects and expected effect this uncertainty has or will have on management's judgments and assumptions in establishing the assumed loss reserve;

            RESPONSE: The disclosure on pages 43-47 has been revised to comply with the Staff's comment.

            b. The nature an extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

            RESPONSE: The disclosure on pages 43-47 has been revised to comply with the Staff's comment.

            c. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extend this time lag effect the loss reserve estimate;

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            RESPONSE: The disclosure on pages 43-47 has been revised to comply with the Staff's comment.

            d. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

            RESPONSE: The disclosure on pages 43-47 has been revised to comply with the Staff's comment.

            e. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

            RESPONSE: The disclosure on pages 43-47 has been revised to comply with the Staff's comment.

            f. What process management performs to determine the accuracy and completeness of the information received from the cedants;

            RESPONSE: The disclosure on pages 43-47 has been revised to comply with the Staff's comment.

            g. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

            RESPONSE: The disclosure on pages 43-47 has been revised to comply with the Staff's comment.

            h. Whether management uses historical loss information to validate its existing reserve and/or as a means of noticing unusual trends in the information received form the cedants.

            RESPONSE: The disclosure on pages 43-47 has been revised to comply with the Staff's comment.

RESULTS OF OPERATIONS, PAGE 41

COMPARISON OF YEARS ENDED DECEMBER 31, 2005 AND 2004, PAGE 42

NET LOSSES AND LOSS EXPENSES, PAGE 44

      31. COMMENT: Based on your disclosure in the table on page 46, it appears that management significantly revised its estimate of loss reserves recorded in prior years. Please revise management's discussion and analysis to explain the reason for this change in estimate. For each line of business, include the following disclosures:

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            a)    Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.

            RESPONSE: The disclosure on pages 52-54 has been revised to comply with the Staff's comment.

            b) Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

            RESPONSE: The disclosure on pages 52-54 has been revised to comply with the Staff's comment.

            c) Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

            RESPONSE: The disclosure on pages 52-54 has been revised to comply with the Staff's comment.

            d) Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

            RESPONSE: The disclosure on pages 52-54 has been revised to comply with the Staff's comment. The Company has advised us that no trends were incorporated into its general reserving approach as this reserve increase was due to adverse development in 2005 on the 2004 hurricanes.

      32. COMMENT: We note that you present the non-GAAP financial measures "Net losses and loss expenses adjusted" and "Loss ratio adjusted" in the analysis of your Loss ratio which has been adjusted for certain items. These non-GAAP measures appear to have the effect of smoothing earnings and exclude items that are within your normal operations for the types of risks that you insure. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate and raises significant questions about management's ability to assert as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 9 of FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES. Please provide to us a more compelling argument as to why this is appropriate or revise your disclosure to remove all references to this measure.

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            RESPONSE: References to "net losses and loss expenses adjusted" and
            "loss ratio adjusted" have been deleted from the Registration Statement in response to the Staff's comment.

EXECUTIVE COMPENSATION, PAGE 123

OPTION EXERCISES IN AND FISCAL YEAR-END OPTION VALUES, PAGE 125

      33. COMMENT: Please explain to us how the methodology used to calculate the "Value of Unexercised In-the-Money Options at Fiscal Year-End" described in footnote 1 complies with the guidance provided in the Instructions to Item 402(d)(2) of Regulation S-K.

            RESPONSE: The Company has reviewed the Staff's comment and has revised the methodology used to calculate the value of unexercised in-the-money-options at fiscal year end so that the value is now calculated based on the mid-point of the offering price range. The Company believes that the mid-point of the offering price range is an accurate representation of the fair market value of the underlying securities.

PRINCIPAL AND SELLING STOCKHOLDERS, p. 130

      34. COMMENT: For each nonpublic entity listed in the table, please disclose the name of the natural person who has voting and dispositive power over the shares held by that entity.

            RESPONSE: The disclosure on pages 139-140 has been revised to comply with the Staff's comment. The Company advises the Staff that its principal shareholders AIG, Chubb, Securitas Capital Fund and the Goldman Sachs Funds (all as defined in the Registration Statement) have represented to the Company that they do not currently intend to sell any of the Company's shares that they hold in the offering, and that they therefore will not be selling shareholders for purposes of the Registration Statement. Once the Company knows which shareholders, if any, will be selling shares in the offering, the disclosure in the table will be revised accordingly in a subsequent pre-effective amendment.

            Furthermore, the Company advises the Staff of the following:

            The Goldman Sachs Funds have advised the Company that voting and investment decisions with respect to investments made by the Goldman Sachs Funds (as defined in footnote 3 to the beneficial ownership table) are made by the Principal Investment Area Investment Committee of Goldman, Sachs & Co. (the "PIA Investment Committee"). The PIA Investment Committee is comprised of 21 managing, senior and advisory directors of Goldman, Sachs & Co. ("Goldman Sachs") or The Goldman Sachs Group, Inc. ("GS Group") and the membership of the committee changes from time to time at the discretion of Goldman Sachs. The Company does not believe a listing of the members would be meaningful and therefore has not included a listing in the prospectus. The Company respectfully submits that the current disclosure of beneficial ownership of the Goldman Sachs Funds is consistent with other public offerings where investment partnerships

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            affiliated with GS Group held in excess of 5% the voting securities of the issuer. (SEE, E.G., Bill Barrett Corporation, File No. 333-114554 and Nalco Holding Company, File No. 333-118583).

            Securitas Allied Holdings, Ltd. has advised the Company that voting and dispositive power over the shares of the Company held by it resides with its board of directors and executive officers. The identity of its directors may change from time to time in the discretion of its sole shareholder and the identity of its executive officers may change from time to time in the discretion of its board. The Company does not believe a listing of the directors and executive officers would be meaningful and therefore has not included a listing in the prospectus. The Company respectfully submits that the current disclosure of beneficial ownership of Securitas Allied Holdings, Ltd. is generally consistent with disclosure in other public offerings where investment partnerships hold in excess of 5% the voting securities of the issuer

      35. COMMENT: Please disclose how each selling stockholder obtained the securities it holds and the exemption from registration relied upon when the sale was consummated.

            RESPONSE: The disclosure on page 141 has been revised to comply with the Staff's comment. As described in the response to the Staff's previous comment, the Company's non-principal shareholders are currently the only shareholders who may be selling shares in the offering. Should a principal shareholder decide to offer its shares for sale in the offering, additional disclosure required pursuant to the Staff's comment will be provided in a subsequent pre-effective amendment and/or letter to the Staff, as applicable.

      36. COMMENT: Selling shareholders who are broker dealers are underwriters unless they received the shares as underwriting compensation. Please revise the footnotes to the selling shareholder table to identify the broker dealers and state that they are underwriters or that they received the shares as underwriting compensation. Additionally, identify the selling shareholders that are underwriters in the "Plan of Distribution."

            If any of the selling shareholders are affiliates of broker-dealers, they should be identified as such and your disclosure should be revised, if true, to include the following representations:

                  o the Selling Shareholder purchased in the ordinary course of business and

                  o at the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities.

            In the event these representations are not accurate, then these affiliates should be identified as underwriters.

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            RESPONSE: As described above, the Company's principal shareholders have represented that they do not currently intend to sell any of the Company's shares that they hold in the offering. Should a principal shareholder decide to offer its shares for sale in the offering, any additional disclosure required pursuant to the Staff's comment will be provided in a subsequent pre-effective amendment and/or letter to the Staff, as applicable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, p. 132

      37. COMMENT: Item 601(b)(10) of Regulation S-K requires that you file each agreement described in this section as an exhibit to the registration statement. Please file the warrants and any other agreements you may have described in this section.

            RESPONSE: We advise the Staff that the warrants issued to our principal shareholders and referenced in the Staff's comment were filed as Exhibits 4.2-4.9 to the Registration Statement filed on March 17, 2006. The Company has filed a number of additional exhibits to the Registration Statement as part of Amendment No. 1 that are referenced in the Staff's comment, including Exhibits 10.7-10.10 and 10.13-10.20.

            We advise the Staff that the Company intends to file any additional required exhibits in a subsequent pre-effective amendment to the Registration Statement, and acknowledges that Staff may have additional comments once it is provided with such exhibits.

      38. COMMENT: Please revise the discussion of "Office Space" on page 147 to provide the rent for the first three years.

            RESPONSE: We advise the Staff that the negotiations regarding the terms of the lease in question are still ongoing between the parties thereto and that the Company intends to revise the disclosure as requested by the Staff's comment as soon as practicable after the lease terms have been finalized.

CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-7

2. SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

d) INVESTMENTS, PAGE F-10

      39. COMMENT: We note that your discussion of investments does not appear to address the accounting treatment that you apply to your investments in asset and mortgage backed securities. Please revise your discussion to address the accounting applied to these investments.

            RESPONSE: The disclosure on page F-10 has been revised to comply with the Staff's comment. We advise the Staff that the evaluation and revision of the prepayment assumptions are modeled by Blackrock Financial Management, Inc., who have been contracted to provide investment accounting services to the Company. Any revisions of the prepayment assumptions are reviewed and approved by Company management prior to application.

h) EMPLOYEE WARRANT COMPENSATION PLAN, PAGE F-11

      40. COMMENT: You make the assertion here that the provisions of the plan would result in the same liability even had you applied the guidance under SFAS 123R to this plan. Please explain to us how you arrived at this decision. Also explain to us how the book value apparently used in determining the charge related to this plan equates to a fair value that would be assigned to these warrants under this guidance.

            RESPONSE: We advise the Staff that under the Allied World Assurance Holdings, Ltd Employee Warrant Plan, warrants are exercisable when vested, expire after ten years and generally vest over four years from the date of the grant. The exercise price is determined as the per share book value of the Company at the time of the grant. The agreement permits employees to put their vested warrants back to the company at certain points in time to the extent that the common shares of the Company are not publicly traded on a recognized public exchange.

            For the year ended December 31, 2005, the Company accounted for warrant compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Compensation expense for warrants granted to employees is recorded over the warrant vesting period and is based on the difference between the exercise price of the warrants and the current book value of the Company. Due to the provision enabling the employee to "put" the warrants back to the Company at book value, the Plan would also be considered a "liability" plan under FAS 123R and the same liability would have been recorded.

            The current warrants outstanding are deemed to be liabilities, supported by paragraphs 31 and 32 of FAS 123 (R), which state that "compensation shall be classified as a liability if... the repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with share ownership..." and "options or similar instruments on shares shall be classified as liabilities if the entity can be required under any circumstances to settle the option ... by transferring cash or other assets."

            In order to appropriately reflect the Company's liability under these plans, warrant compensation expense is recorded quarterly based on the book value of the Company and the amounts of warrants outstanding.

            The current Warrant and Stock Incentive Plans remain in effect until modified, or until the Company's shares are trading on a recognized public exchange. Until the plans are modified, or until the Company's shares are traded on a recognized public exchange, the employees retain the right to require the company to repurchase or redeem their shares at book value, and the Company retains the liability to redeem those shares at book value.

            The Company expects to record a non-cash compensation charge resulting from the conversion of the book value compensation plans to market value plans upon the completion of the initial public offering. The current plan is expected to be converted to a market value plan just prior to the initial public offering of the company's shares. At that time, the current plans will become market value plans, and the current employee warrants will be exchanged for options under the Amended and Restated 2001 Employee Stock Option Plan. The Company will record a compensation charge based on the market value of the employee options at that time.

3. INVESTMENTS, PAGE F-14

i. SECURITIES LENDING, PAGE F-18

      41. COMMENT: We note that you do not separately disclose the securities that have been pledged under your securities lending program on your consolidated balance sheets. Please revise your balance sheet presentation to segregate these securities loaned under this program or explain to us why you current presentation is appropriate.

            RESPONSE: We advise the Staff that this amount has been disclosed in the notes to the consolidated financial statements on page F-18. The Company has not separately disclosed the securities that have been pledged and loaned under the securities lending program on the consolidated balance sheets. The Company respectfully submits that SFAS 140 appears to contain no specific reference to the requirement of disclosing separately on the consolidated balance sheet the securities on loan, and accordingly the Company has examined the form and content of the lending arrangement as a guide to its treatment of the securities. The fact that the Company continues to have control over the securities loaned, can cancel any lending arrangement and retrieve the loaned securities at any time, and does receive any earnings and cash flows associated with the loaned securities, leads to the conclusion that there is little difference between the nature of the securities loaned and those not on loan. The Company believes that separate disclosure on the consolidated balance sheets would not, therefore, add any value for the reader of the financial statements and disclosure within the notes has been deemed sufficient.

9. EMPLOYEE BENEFIT PLANS, PAGE F-23

b) EMPLOYEE WARRANT PLAN, PAGE F-23

      42. COMMENT: We note that you revised the exercise price of the warrants associated with this plan as a result of the dividend paid in 2005. Please explain to us the accounting impact that this adjustment to exercise price had on the charge recognized in connection with these warrants.

            RESPONSE: We advise the Staff that all the warrants under the Company's Employee Warrant Plan are accounted for under variable plan accounting. The Employee Warrant Plan is a book value plan that is accounted for in accordance with EITF Issue 87-23, Book Value Stock Plans, and FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25. The Company only adjusted the exercise price of warrants issued prior to the dividend and the vesting provisions of the warrants were not modified.

            The compensation expense associated with the warrants is calculated each quarter based on the difference between the Company's current book value and the warrant's exercise price, factoring in the vesting percentages. The 2005 dividend reduced the Company's book value. Concurrently, the Company reduced the exercise price by the same amount per share of the 2005 dividend, such that the warrant holders were in the same economic position. The difference between the Company's book value and the warrant holders exercise price was identical both pre and post dividend. Therefore, the compensation expense calculated pre and post dividend remained the same. The accounting impact of reducing the exercise price of the warrants associated with the Company's Employee Warrant Plan as a result of the dividend was nil.


                                   *   *   *

      Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8116, Cristopher Greer at (212) 728-8214 or Steven A. Seidman of this office at (212) 728-8763.

Very truly yours,

/S/ MATTHEW A. LUX
------------------
Matthew A. Lux

cc:      Allied World Assurance Holdings, Ltd
         The New York Stock Exchange
         Wesley D. Dupont, Esq.
         Steven A. Seidman, Esq.
         Cristopher Greer, Esq.
         Lois A. Herzeca, Esq.

Enclosures